Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-218141

CERTIFICATION LETTER FOR UTAH INSTITUTIONAL INVESTORS
Total Energy Services Inc.
2550, 300 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4
Ladies and Gentlemen:

In connection with our proposed participation in the amalgamation (the “Amalgamation”) of 2043224 Alberta Ltd., a wholly-owned subsidiary of Total Energy Services Inc., an Alberta corporation (“Total Energy”), and Savanna Energy Services Corp., an Alberta corporation (the “Company”), the undersigned hereby represents and warrants to Total Energy, and acknowledges and certifies that:

1.    We are an institutional investor within the meaning of the state securities laws and regulations of the state of Utah. As such, we are within an exemption from the registration requirements in the state of Utah, and no registration or filing is required to be made with the state securities department in the state of Utah in order for us to receive common shares (“Total Shares”) and Series A redeemable, retractable preferred shares (“Total Redeemable Preferred Shares”) of Total Energy under the Amalgamation.

2.    We qualify as one of the following: Depository institution; trust company; insurance company; investment company as defined in the Investment Company Act of 1940; pension or profit-sharing trust; other financial institution or institutional investor; or broker-dealer; whether acting for itself or in some fiduciary capacity. The relevant regulatory agency has opined or stated that Qualified Institutional Buyers under Rule 144A of the U.S. Securities Act of 1933, as amended, fall within the definition or meaning of “institutional investor” or “institutional buyer”.

3.    We acknowledge that Total Energy and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and Total Energy irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ALBERTA.

Very truly yours,

Name of Purchaser

By:
(Authorized Officer)

(Title)
Dated:                                 , 201

Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the information circular of the Company dated May 19, 2017 (the "Information Circular") prepared in connection with the approval of the Amalgamation. TOTAL ENERGY URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, FREE OF CHARGE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of the Information Circular and other documents filed in connection with the Amalgamation with the Canadian securities regulators at www.sedar.com (under the issuer profile for the Company) and with the SEC at the SEC's website at www.sec.gov. The Information Circular and other documents may also be obtained, free of charge, upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.